17008526

)N

SEC Mail Processing Section

FEB 28 2017

Washington DC 414

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st, 2016 (MM/DD/YY) AND ENDING December 31st, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFG SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Ave Suite 1400
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE (603) 773-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT, & CO.
(Name – *if individual, state last, first, middle name*)

9300 S Dadeland Blvd. Ste 600	Miami	FL	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDUARDO GRUENER & MAURICIO GRUENER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFG SECURITIES, LLC, as of DECEMBER 31ST, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBERS

Title

Notary Public

VERONICA GRANATA
MY COMMISSION # FF157706
EXPIRES: September 07, 2018

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Review Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFG SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

GFG SECURITIES, LLC

CONTENTS

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GFG Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of GFG Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of GFG Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of GFG Securities, LLC's financial statements. The supplemental information is the responsibility of GFG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida
February 8, 2017

GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$ 144,505	
Marketable securities, original cost $99,030	97,958	
Accounts receivable	201,296	
Property and equipment, net of accumulated depreciation of $ 10,615	3,764	
Other assets	830	
Total Assets		$ 448,353
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$ 26,755	
Due to affiliate	48,148	
Accrued expenses	43,006	
Total Liabilities		$ 117,909
Member's Equity		330,444
Total Liabilities and Member's Equity		$ 448,353

The accompanying notes are an integral part of these financial statements.

GFG SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Success fees	$ 1,952,125	
Retainer and consulting fees	351,581	
Management fees	372,140	
Dividend and other income	1,305	
Total Revenues		$ 2,677,151
Expenses:		
Employee compensation, commissions and benefits	$ 1,139,548	
Occupancy	66,300	
Professional fees	194,787	
Other operating expenses	231,549	
Total Expenses		1,632,184
Net Income		$ 1,044,967

The accompanying notes are an integral part of these financial statements.

GFG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - January 1, 2016	$ 36,571	
Contributions from member	393,906	
Distributions to member	(1,145,000)	
Net income	1,044,967	
Balance - December 31, 2016		$ 330,444

The accompanying notes are an integral part of these financial statements.

GFG SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:	
Net income	$ 1,044,967
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Depreciation	1,618
Changes in operating assets:	
Increase in marketable securities	(97,958)
Increase in accounts receivable	(200,732)
Decrease in other assets	2,851
Increase in accounts payable	14,217
Increase in accrued expenses	22,256
Net Cash Provided By Operating Activities	$ 787,219
Cash Flows From Investing Activities:	
Purchase of property and equipment	$ (3,516)
Net Cash Used In Investing Activities	$ (3,516)
Cash Flows From Financing Activities:	
Contributions from member	$ 393,906
Distributions to member	(1,145,000)
Net advances from affiliate	48,148
Net Cash Used In Financing Activities	$ (702,946)
Net Increase In Cash and Cash Equivalents	$ 80,757
Cash and Cash Equivalents - Beginning	63,748
Cash and Cash Equivalents - Ending	$ 144,505

NOTE 1 – ORGANIZATION AND BUSINESS

ORGANIZATION AND NATURE OF BUSINESS

GFG Securities, LLC (the Company) was incorporated on March 3, 2004 in the State of Delaware and is a wholly owned subsidiary of GFG Holdings, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since January 26, 2005. The Company is approved to conduct mergers and acquisitions (being compensated on a "success-fee" basis) and private placements (acting as agent). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company enters into agreements with its customers, which provide for monthly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition or capital raising transaction.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial position of the Company at December 31, 2016, includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2016.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation ranges from 5 to 7 years. The cost of maintenance and repairs of property and equipment is charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts.

Depreciation expense for the year ended December 31, 2016 amounted to $ 1,618.

INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carry forward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for Federal and State income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2016.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2016 was $110,108 which was $102,247 in excess of its required minimum net capital of $7,861.

NOTE 4 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On January 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company. Under the terms of this agreement the Company will be billed monthly for its pro-rata share of certain expenses incurred by the Parent Company for the benefit of the Company. These expenses include, but are not limited to payroll, health insurance, professional fees, rent, office expenses and other operating expenses. During the year ended December 31, 2016, the total amount billed to the Company by its parent was $ 426,516. For financial statement presentation the expenses incurred under this agreement have been reclassified to their respective expense categories. There is no expiration date on this agreement. As of December 31, 2016, the Company owes its parent Company $ 48,148 under this agreement.

OTHER

During 2016, the Company made distributions to the member of $1,145,000 and received contributions from its member of $393,906.

NOTE 5. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, accounts receivable, marketable securities owned, property and equipment, other assets, due to affiliate and accounts payable and accrued expenses, approximate fair value at December 31, 2016, due to the short-term nature of these accounts.

In accordance with generally accepted accounting principle (GAAP) fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Marketable securities owned at December 31, 2016, as shown in the accompanying financial statements are valued at market prices. Valuation adjustments are not applied. Accordingly, these securities are generally categorized in level 1 of the fair value hierarchy.

NOTE 6 – COMMITMENTS OR GUARANTEES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and do not anticipate entering into such transactions over the next twelve months.

LITIGATIONS

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

OPERATING LEASES

Operating leases are primarily for office space and equipment.

On February 3, 2012, the Company entered into an agreement with its parent Company to sublease their office space under the same terms as the parent Company's lease. The lease expires on April 30, 2017. Minimum rentals under this sublease due in 2017 are $ 19,553.

NOTE 7 –DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through February 8, 2017, the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued that need to be disclosed in the accompanying financial statements.

GFG SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Total Assets	$	448,353
Less Total Liabilities		117,909
Member's Equity	$	330,444
Add Allowable Credits		-
Total Capital and Allowable Liabilities		330,444
Less haircut on marketable securities		14,446
Less Non-Allowable Assets		205,890
Net Capital		110,108
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness		7,861
Excess Net Capital	$	102,247
Net capital less greater of 10% of aggregate indebtedness or 120% on minimum net capital required	$	98,317
Aggregate Indebtedness	$	117,909
Ratio: Aggregate Indebtedness to Net Capital		1.071

There is no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's report regarding supplementary information.

GFG SECURITIES, LLC

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2016.

See independent registered public accounting firm's
report regarding supplementary information.

GFG SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2016.

See independent registered public accounting firm's
report regarding supplementary information.

KABAT • SCHERTZER
DE LA TORRE • TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIES SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of GFG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by GFG Securities, LLC., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating GFG Securities, LLC's compliance with the applicable instructions of form SIPC-7. GFG Securities, LLC's management is responsible for GFG Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's cash disbursement journals and copies of the checks issued in payment, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, including interim profit and loss statements, interim unaudited Company prepared focus reports, Company prepared general ledgers and working trial balances.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIES SIPC ASSESSMENT RECONCILIATION (Continued)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 8, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2002*********************MIXED AADC 220
66606 FINRA DEC
GFG SECURITIES LLC
701 BRICKELL AVE STE 1400
MIAMI FL 33131-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ken George (603) 380-5435

2. A. General Assessment (item 2e from page 2) $ 6,694

B. Less payment made with SIPC-6 filed (exclude interest) (4,271)

7/28/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,423

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,423

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☒
Total (must be same as F above) $ 2,423

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GFG SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

MANAGING MEMBER
(Title)

Dated the 21 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,677,555
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,677,555
2e. General Assessment @ .0025	$ 6,694
	(to page 1, line 2.A.)

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which GFG Securities, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which GFG Securities, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (i) and GFG Securities, LLC stated that GFG Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. GFG Securities, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about GFG Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 8, 2017

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

GFG SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SEC Rule 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2016

GFG Securities, LLC operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2016, without exception.

Eduardo Gruener, Managing member for GFG Holdings, LLC

Mauricio Gruener, Managing member for GFG Holdings, LLC